Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BLOCKCHAIN MOON ACQUISITION CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

BLOCKCHAIN MOON ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1.	The name of the Corporation is “Blockchain Moon Acquisition Corp.”

2.	The Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 22, 2021 (the “Original Certificate”).

3.	An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 18, 2021 (the “Amended and Restated Certificate of Incorporation”).

4.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

5.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of fifty percent (50%) of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

6.	The text of Paragraph E of Article Sixth is hereby amended and restated to read in full as follows:

E.            In the event that the Corporation does not consummate a Business Combination upon the date which is the later of (i) January 21, 2023 (or July 21, 2023, if applicable under the provisions of this Paragraph E) and (ii) such later date as may be approved by the Corporation’s stockholders in accordance with the Corporation’s amended and restated certificate of incorporation (in any case, such date being referred to as the “Termination Date”), the Corporation shall (a) cease all operations except for the purposes of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (b) and (c) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to the Corporation or necessary to pay its taxes divided by the total number of IPO Shares then outstanding.

Notwithstanding the foregoing or any other provisions of the Articles of this Amendment to the Amended and Restated Certificate, in the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the IPO, the Corporation may, without another stockholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the 15 months from the closing of the IPO, by resolution of the Board of Directors if requested by Jupiter Sponsor LLC (the “Sponsor”), and upon five days’ advance notice prior to the applicable Termination Date, until 21 months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit into the Trust Fund: $120,000 for each such monthly extension for an aggregate deposit of up to $720,000 (if all six additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Corporation to the Lender. If the Corporation completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into units, which units will be identical to the private placement units issued to the Sponsor at the time of the IPO. If the Corporation does not complete a Business Combination by the deadline to consummate the Business Combination, such promissory note will be repaid only from funds held outside of the Trust Fund or will be forfeited, eliminated or otherwise forgiven.

7.	The text of Paragraph I of Article Sixth is hereby amended and restated to read in full as follows:

I.            If any amendment is made to this Article Sixth that would modify the substance or timing of the Corporation’s obligation to provide for the conversion of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination within 15 months (or up to 21 months, if applicable under the provisions of Paragraph E) from the date of the consummation of the IPO, or with respect to any other provision in this Article Sixth, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at the per-share price specified in Paragraph C.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 21st day of October, 2022.

BLOCKCHAIN MOON ACQUISITION CORP.

By:	/s/ Enzo A. Villani
Name: Enzo A. Villani
Title: Chief Executive Officer